Exhibit 99.145

mCloud to Host Third Quarter 2020 Financial Results Conference Call on November 12, 2020

VANCOUVER, BC, Nov. 2, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced that it will report its earnings for the third quarter 2020 before the market opens on Thursday, November 12, 2020. The Company will also host a conference call to discuss the financial results for the third quarter at 5:30

p.m. ET the same day.

The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Thursday, November 19, 2020 at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 2480729.

A live audio webcast of the conference call will be available at https://bit.ly/2ILaNOB. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 54,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/02/c5931.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420- 1781

CO: mCloud Technologies Corp.
CNW 07:00e 02-NOV-20